BB

[redacted]ECURITIES AND EXCHANGE COMMISSION

UNITED STATES
Washington, D.C. 20549

06003637

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46645

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Nova Fund L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue
(No. and Street)

New York	New York	10022-7604
(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 8 2006 WASH. D.C. 203

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Silber (212) 829-4490
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

330 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
APR 2 1 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

BB 4/20

SEC 1410 (3-91)

2A

OATH OR AFFIRMATION

I, Mark Silber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nova Fund L.P., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

USHA N. RAMASWAMY
NOTARY PUBLIC, State of New York
No. 01RA6023456
Qualified in Richmond County
Commission Expires April 19, 2007

Signature

Chief Financial Officer

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Statement Regarding the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
- ☒ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Nova Fund L.P.

Statement of Financial Condition

December 31, 2005

Nova Fund L.P.

Contents

BDO
BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

The Partners
Nova Fund L.P.
New York, New York

We have audited the accompanying statement of financial condition of Nova Fund L.P. ("Partnership"), including the condensed schedule of investments, as of December 31, 2005. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Nova Fund L.P. at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

January 27, 2006

Nova Fund L.P.

Statement of Financial Condition

December 31, 2005	
Assets	
Investments in securities, at market value (Notes 1 and 2)	**$1,167,019,776**
Cash	**70,724**
Due from broker (Note 1)	**256,284,568**
Due from partners (Note 3)	**61,174**
Accrued interest and dividends receivable	**2,274,492**
Prepaid expenses and other	**7,850**
	$1,425,718,584
Liabilities and Partners' Capital	
Liabilities:	
Securities sold, not yet purchased, at market value (Notes 1 and 2)	**$ 937,608,181**
Accounts payable and accrued expenses	**2,968,784**
	940,576,965
Commitment (Note 4)	
Partners' capital (Note 6)	**485,141,619**
	$1,425,718,584

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Nova Fund L.P.

Condensed Schedule of Investments

December 31, 2005

Number of shares	Description	% of net assets	Market value
	Investments in securities (240.55%):		
	Equity securities (240.55%):		
	United States (240.55%):		
	Advertising	**1.15%**	**$ 5,596,977**
	Aerospace/Defense	**2.11**	**10,230,133**
	Agriculture	**1.61**	**7,803,387**
	Airlines	**1.25**	**6,067,069**
	Apparel	**2.04**	**9,897,591**
	Auto Manufacturers	**.61**	**2,944,973**
	Auto Parts and Equipment	**1.19**	**5,755,013**
	Banks	**14.05**	**68,165,657**
	Beverages	**.90**	**4,376,499**
	Biotechnology	**2.67**	**12,932,736**
	Building Materials	**.76**	**3,698,549**
	Chemicals	**4.92**	**23,891,197**
	Coal	**.98**	**4,750,563**
	Commercial Services	**7.27**	**35,257,539**
	Computers	**18.52**	**89,849,107**
	Cosmetics/Personal Care	**.16**	**765,106**
	Distribution/Wholesale	**1.80**	**8,730,576**
	Diversified Financial Services:		
506,073	American Express	**5.37**	**26,042,517**
	Other	**7.99**	**38,771,875**
	Electric	**3.27**	**15,842,780**
	Electrical Components and Equipment	**.77**	**3,733,700**
	Electronics	**6.76**	**32,787,715**
	Energy-Alternate Sources	**.45**	**2,201,854**
	Engineering and Construction	**.75**	**3,628,983**
	Entertainment	**2.59**	**12,568,347**
	Environmental Control	**.30**	**1,434,609**
	Food	**4.87**	**23,620,467**
	Forest Products and Paper	**1.39**	**6,755,913**
	Gas	**1.04**	**5,058,021**
	Hand/Machine Tools	**.15**	**748,505**
	Health Care-Products	**4.18**	**20,275,785**
	Health Care-Services	**3.22**	**15,626,223**

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Nova Fund L.P.

Condensed Schedule of Investments

December 31, 2005

Number of shares	Description	% of net assets	Market value
	Investments in securities (240.55%) (continued):		
	Equity securities (240.55%) (continued):		
	United States (240.55%) (continued):		
	Holding Companies-Diversified	.23%	$ 1,095,605
	Home Builders	.61	2,976,465
	Home Furnishings	1.47	7,136,774
	Household Products/Wares	1.21	5,867,744
	Housewares	.14	686,056
	Insurance	7.98	38,712,406
	Internet:		
189,435	Google Inc.	16.20	78,589,004
	Other	8.07	39,145,250
	Investment Companies	1.29	6,247,215
	Iron/Steel	.66	3,209,728
	Leisure Time	.76	3,701,133
	Lodging	.56	2,724,081
	Machinery-Construction and Mining	.14	691,140
	Machinery-Diversified	2.96	14,380,916
	Media	4.97	24,132,759
	Metal Fabricate/Hardware	.53	2,556,602
	Mining	1.84	8,908,058
	Miscellaneous Manufacturing	3.18	15,427,015
	Office Furnishings	.49	2,374,005
	Office/Business Equipment	.05	252,652
	Oil and Gas Producers	4.40	21,336,469
	Oil and Gas Services	1.30	6,304,486
	Packaging and Containers	.71	3,457,184
	Pharmaceuticals	3.58	17,343,942
	Pipelines	.70	3,380,510
	Real Estate	.35	1,691,906
	REITS	6.78	32,884,516
	Retail	12.31	59,742,436
	Savings and Loans	1.28	6,195,785
	Semiconductors	7.29	35,360,831
	Software	15.03	72,931,762
	Storage/Warehousing	.01	30,289
	Telecommunications	22.61	109,707,524

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

December 31, 2005

Number of shares	Description	% of net assets	Market value
	Investments in securities (240.55%) (continued):		
	Equity securities (240.55%) (continued):		
	United States (240.55%) (continued):		
	Textiles	.79%	$ 3,841,047
	Toys/Games/Hobbies	.55	2,680,899
	Transportation	4.16	20,182,980
	Trucking and Leasing	.23	1,130,408
	Water	.04	192,228
	Total investments in securities (cost $1,162,466,123)	240.55%	$1,167,019,776
	Securities sold, not yet purchased (193.26%):		
	Equity securities (193.26%):		
	United States (193.26%):		
	Advertising	.50%	$ 2,438,702
	Aerospace/Defense	1.27	6,142,031
	Agriculture	.20	973,880
	Airlines	1.80	8,743,222
	Apparel	1.89	9,175,882
	Auto Manufacturers:		
2,145,000	General Motors Corp.	8.59	41,655,900
	Other	.86	4,179,796
	Auto Parts and Equipment	.75	3,634,640
	Banks	11.23	54,502,042
	Beverages	.94	4,545,799
	Biotechnology	7.51	36,455,185
	Building Materials	1.11	5,363,359
	Chemicals	2.49	12,065,335
	Coal	.54	2,628,501
	Commercial Services	6.54	31,704,346
	Computers	3.91	18,979,801
	Cosmetics/Personal Care	.85	4,102,145
	Distribution/Wholesale	1.30	6,294,017
	Diversified Financial Services	5.45	26,420,353
	Electric	1.87	9,088,139
	Electrical Components and Equipment	2.17	10,528,381
	Electronics	10.75	52,167,466
	Energy-Alternate Sources	.59	2,875,158
	Engineering and Construction	.58	2,830,240

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

December 31, 2005

Number of shares	Description	% of net assets	Market value
	Securities sold, not yet purchased (193.26%) (continued):		
	Equity securities (193.26%) (continued):		
	United States (193.26%) (continued):		
	Entertainment	1.55%	$ 7,525,744
	Environmental Control	1.21	5,892,324
	Food	2.92	14,188,939
	Forest Products and Paper	1.30	6,329,142
	Gas	.33	1,583,176
	Hand/Machine Tools	.67	3,267,028
	Health Care-Products	10.06	48,785,555
	Health Care-Services	2.06	10,016,456
	Holding Companies-Diversified	.01	57,404
	Home Builders	.70	3,410,500
	Home Furnishings	.94	4,560,578
	Household Products/Wares	1.29	6,279,074
	Housewares	.03	160,454
	Insurance	2.26	10,954,092
	Internet	10.54	51,155,575
	Investment Companies	.24	1,177,034
	Iron/Steel	.75	3,614,757
	Leisure Time	1.84	8,919,250
	Lodging	2.06	9,988,800
	Machinery-Construction and Mining	.63	3,036,557
	Machinery-Diversified	1.05	5,079,106
	Media	2.57	12,451,646
	Metal Fabrication/Hardware	.35	1,715,297
	Mining	5.68	27,549,320
	Miscellaneous Manufacturing	.99	4,801,888
	Office Furnishings	.08	404,419
	Office/Business Equipment	.07	347,740
	Oil and Gas Products	7.69	37,313,145
	Oil and Gas Services	2.26	10,952,487
	Packaging and Containers	.38	1,843,399
	Pharmaceuticals	12.55	60,890,082
	Pipelines	.17	807,845
	Real Estate	.81	3,915,257
	REITS	8.36	40,544,167

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

December 31, 2005

Number of shares	Description	% of net assets	Market value
	Securities sold, not yet purchased (193.26%) (continued):		
	Equity securities (193.26%) (continued):		
	United States (193.26%) (continued):		
	Retail	13.76%	$ 66,753,167
	Savings and Loans	2.56	12,429,812
	Semiconductors	5.12	24,816,971
	Software	4.84	23,500,058
	Telecommunications	6.75	32,753,773
	Textiles	.09	464,417
	Toys/Games/Hobbies	-	19,574
	Transportation	1.35	6,551,662
	Trucking and Leasing	.21	1,032,875
	Water	.47	2,273,315
	Total securities sold, not yet purchased (proceeds $928,574,117)	**193.26%**	**$ 937,608,181**

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Nova Fund L.P.

Summary of Business and Significant Accounting Policies

Business

Nova Fund L.P. ("Fund") is a Delaware-based limited partnership. The Fund trades primarily in equity securities and may engage in index futures transactions to manage its desired level of risk. The Fund is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. The Fund is also registered with the Commodity Futures Trading Commission ("CFTC") as a commodity pool operator.

The Fund has an agreement with a clearing broker ("Broker") to clear securities transactions and perform certain recordkeeping functions (Note 1). Therefore, the Fund operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

The Fund is comprised of the General Partner, Renaissance Technologies Corp. ("General Partner") and Medallion RMP Fund, L.P., Medallion USA L.P., Medallion Associates L.P., Medallion Capital Investments Ltd., Medallion Fund L.P. and Medallion International Ltd. (collectively referred to as "limited partners").

The Fund will terminate on December 31, 2020, or upon the prior withdrawal, insolvency or dissolution of the General Partner.

Securities Transactions and Portfolio Valuations

Securities transactions and related income and expenses are recorded on a trade date basis. The Fund's investments in securities are valued at market value on the financial statement date based upon the last reported sales price on the largest recognized exchange traded market on which they are traded or, if no trading took place on that date, at the last quoted bid price for investments owned and the last quoted ask price for securities sold, not yet purchased. Investments in securities sold, not yet purchased, that are traded in the OTC market are recorded at the last quoted ask price.

Summary of Business and Significant Accounting Policies

Cash

The Fund maintains cash balances at one major financial institution. At times, the amount on deposit at this institution exceeded the $100,000 maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC").

Income Taxes

No income tax provision has been made in the accompanying financial statements since the partners are required to report their respective shares of the Fund's income on their individual tax returns.

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

1. Clearing Agreement

The Fund has an agreement with a brokerage firm to carry its customer account. The broker has custody of the Fund's securities and, from time to time, cash balances which may be due from this broker.

These securities and cash positions serve as collateral for any amounts due to broker as well as collateral for securities sold, not yet purchased or purchased on margin.

The Fund is subject to credit risk if the broker is unable to repay balances due or deliver securities in its custody.

2. Financial Instruments and Related Risks

The Fund operates as an investor in marketable securities and is exposed to market risks resulting from changes in the market value of its investments.

Securities sold, not yet purchased by the Fund may give rise to off-balance sheet risk. These transactions involve an obligation to purchase such securities at a future date. A gain, limited to the price at which the Fund sold the securities short, or a loss, unlimited in amount, will be recognized. The Fund has recorded this obligation in the financial statements at the respective December 31, 2005 market values of the securities. There is an element of market risk in that, if the securities increase in value, it will be necessary to purchase the securities at a cost in excess of the price reflected in the statement of financial condition.

3. Related Party Transactions

As of December 31, 2005, the Fund had a $61,174 due from partner balance resulting from dividend tax withholdings paid by the Fund on behalf of its foreign limited partners.

4. Regulatory Net Capital Requirements

As a registered broker/dealer, the Fund is subject to the provisions of the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

At December 31, 2005, the Fund had regulatory net capital of $208,580,744 and a regulatory net capital requirement of $197,918. The Fund's ratio of aggregate indebtedness to regulatory net capital was .01 to 1 at December 31, 2005.

BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report on Internal Accounting Control Required by Securities and Exchange Commission Rule 17a-5

The Partners
Nova Fund L.P.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of Nova Fund L.P. ("Fund") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and supplemental schedule and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Fund including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Fund does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Fund in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Fund is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Fund has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Fund's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

BDO Seidman, LLP
Accountants and Consultants

The report is intended solely for the information and use of management, the SEC, the N.A.S.D. Regulation, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

New York, New York

January 27, 2006